FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

June 9, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX commences drill program at Majuba Hill copper/silver project in Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has commenced a planned seven hole core drilling program at its Majuba Hill Copper/Silver project in Pershing County, Nevada.   The company's initial exploration program is designed to expand and define the extensive zones of high grade copper/silver mineralization identified during reverse-circulation drilling conducted by Minterra in 2007.

Highlights of Minterra’s drilling included 145 feet at 1.85 opt Ag and 0.49% Cu, inclusive of 15 feet at 5.1 opt Ag (hole MH-6) and 100 feet at 0.99 opt Ag, inclusive of 15 feet at 4.0 opt Ag (hole MH-5).   Of 7 holes drilled by Minterra at the Copper Stope target, 6 holes intercepted currently economic grades of copper/silver mineralization.   MAX believes that the seventh hole was drilled in the wrong direction; this is the first hole in the current program and will be drilled to the west at the same location.   The mineralized system is open to the north, east and west and to depth.

The current drill program will deepen those original holes which had been terminated while still in mineralization, a fact which was only determined after receipt of assay results, as well as targeting new mineralized zones that have not previously been drilled.  MAX feels that not only will core drilling provide us with additional information on the geology at Majuba Hill but may also allow for improved sample recovery and more accurate assay results.

Soil sampling has been undertaken at Majuba on two areas of copper/silver mineralization identified to the west and to the east of the mineralized zone, where copper samples as high as 7.2% Cu and 3.0 opt Ag in outcrop have been reported by previous operators and have not yet been fully mapped or explored.  Copper oxide mineralization has been identified at surface to the west of the current drill program and will be permitted for drilling at a later date.

MAX believes that Majuba Hill is a newly defined large scale intrusive-type porphyry system that is highly prospective for the discovery of new zones of economic copper/silver mineralization. The site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper in 1918) and silver grades up to 40 opt Ag, Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.  The property lies 30 miles northwest of Coeur d'Alene's Rochester mine (which has produced 127 million ounces of silver and 1.5 million ounces of gold since 1986) and is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80.  For more detailed information on the Majuba Hill copper/silver project, including project maps, please visit our web site at www.maxresource.com.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals in Nevada, where four gold and silver properties are being actively explored in 2011. For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  July 6, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director